UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VERISIGN, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92343E102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

William A. Roper, Jr.

President and Chief Executive Officer

VeriSign, Inc.

487 East Middlefield Road

Mountain View, California 94043

(650) 961-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Richard H. Goshorn Senior Vice President, General Counsel VeriSign, Inc. 487 East Middlefield Road Mountain View, California 94043 (650) 961-7500	Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 335-7160

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$29,763,814.36	$913.75***
*	Calculated solely for purposes of determining the filing fee. The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 2,134,881 shares of common stock of VeriSign, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 27, 2007 (the “Schedule TO”), relating to our offer to amend or replace certain options defined as “Eligible Options” in the Offer to Amend or Replace Eligible Options attached to the Schedule TO as Exhibit 99.(a)(1)(A) (the “Offer to Amend or Replace”) held by current employees of VeriSign, Inc. so that such options will not be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. Except as amended and supplemented hereby, all terms of and disclosures set forth in the Schedule TO and the Offer to Amend or Replace remain unchanged and are incorporated herein by reference to this Amendment.

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Subsection (v) set forth on the first introductory page preceding the “Summary Term Sheet” in the Offer to Amend or Replace is amended to read as follows: “The option is held by an individual who is, on the expiration of this Offer, a current employee of VeriSign and subject to income taxation in the United States with respect to that option.”

The introductory paragraph in the “Summary Term Sheet” in the Offer to Amend or Replace is amended to read as follows: “The following are answers to some of the questions that you may have about the Offer. We urge you to read carefully the remainder of this document and the accompanying Election Form and Stock Option Amendment and Bonus Agreement (which when taken together, as they may each be amended or supplemented from time to time, constitute the “Offer”), and we have included page references to the relevant sections of this document.”

The definition of “Eligible Optionee” on page 3 in the “Summary Term Sheet” in the Offer to Amend or Replace is amended to read as follows: “Eligible Optionee” is each person who is, on the expiration date of the Offer, a current employee of VeriSign and subject to income taxation in the United States with respect to his or her tendered Eligible Options.”

Subsection (v) set forth on page 1 of the “The Offer” in the Offer to Amend or Replace is amended to read as follows: “The option is held by an individual who is, on the expiration of this Offer, a current employee of VeriSign and subject to income taxation in the United States with respect to that option (an “Eligible Optionee”).”

The paragraph under the subparagraph titled “Eligible Optionees” on page 4 of “The Offer” in the Offer to Amend or Replace is amended to read as follows: “Individuals to whom Eligible Options have been granted by VeriSign will be “Eligible Optionees” for purposes of this Offer if they are, on the expiration date of this Offer, a current employee of VeriSign and subject to income taxation in the United States with respect to those options.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is amended and restated as follows:

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Amend or Replace, dated July 27, 2007 and amended as of August 10, 2007.

99.(a)(1)(B)*	Email Announcement of Offer to Amend or Replace, dated July 27, 2007.

99.(a)(1)(C)*	Screenshot of Login Page to Offer website at https://vrsn.equitybenefits.com.

99.(a)(1)(D)*	Screenshots of Welcome Page to Offer website at https://vrsn.equitybenefits.com.

99.(a)(1)(E)*	Screenshots of Electronic Election Form.

99.(a)(1)(F)*	Screenshot of Election Amendment Review.

99.(a)(1)(G)*	Screenshots of Agreement to Terms of Election.

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EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(H)*	Screenshots of Print Confirmation.

99.(a)(1)(I)*	E-mail of Election Confirmation Statement.

99.(a)(1)(J)	[Reserved.]

99.(a)(1)(K)*	Instructions to Electronic Election Form.

99.(a)(1)(L)*	Form of Stock Option Amendment and Bonus Agreement.

99.(a)(1)(M)*	Form of Acknowledgement of Receipt of Withdrawal Form.

99.(a)(1)(N)*	Form of Withdrawal Form (to withdraw via facsimile or mail).

99.(a)(1)(O)*	Form of E-mail Reminder of Expiration Date.

99.(a)(1)(P)*	Form of Election Form (to submit via facsimile).

99.(a)(1)(Q)*	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Pay Cash Bonus.

99.(a)(1)(R)*	Form of E-mail to Individuals Choosing not to Tender Eligible Options.

99.(a)(1)(S)*	Material Income Tax Consequences for Eligible Optionees Resident Outside the United States.

99.(a)(1)(T)	VeriSign, Inc. Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2007 is incorporated herein by reference.

99.(a)(1)(U)	VeriSign, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the SEC on July 16, 2007, is incorporated herein by reference.

99.(a)(1)(V)*	PowerPoint Employee Presentation Materials, dated July 27, 2007.

99.(b)	Not applicable.

99.(d)(1)(A)	VeriSign, Inc. 1998 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.04 to Form 10-K, filed with the SEC on March 16, 2005.

99.(d)(1)(B)	VeriSign, Inc. 1998 Equity Incentive Plan Form of Stock Option Agreement is incorporated herein by reference from Exhibit 10.09 to Form S-1/A, filed with the SEC on January 1, 1998.

99.(d)(1)(C)	VeriSign, Inc. 2001 Stock Incentive Plan, is incorporated herein by reference from Exhibit 10.08 to Form 10-K, filed with the SEC on March 31, 2003.

99.(d)(1)(D)	VeriSign, Inc. 2001 Stock Incentive Plan Form of Stock Option Agreement is incorporated herein by reference from Exhibit 4.05 to Form S-8, filed with the SEC on September 21, 2001.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously Filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

VeriSign, Inc.

By:	/s/ Richard H. Goshorn
Richard H. Goshorn Senior Vice President, General Counsel

Date: August 10, 2007

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INDEX OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99.(a)(1)(A)	Offer to Amend or Replace, dated July 27, 2007 and amended as of August 10, 2007.

99.(a)(1)(B)*	Email Announcement of Offer to Amend or Replace, dated July 27, 2007.

99.(a)(1)(C)*	Screenshot of Login Page to Offer website at https://vrsn.equitybenefits.com.

99.(a)(1)(D)*	Screenshots of Welcome Page to Offer website at https://vrsn.equitybenefits.com.

99.(a)(1)(E)*	Screenshots of Electronic Election Form.

99.(a)(1)(F)*	Screenshot of Election Amendment Review.

99.(a)(1)(G)*	Screenshots of Agreement to Terms of Election.

99.(a)(1)(H)*	Screenshots of Print Confirmation.

99.(a)(1)(I)*	E-mail of Election Confirmation Statement.

99.(a)(1)(J)	[Reserved.]

99.(a)(1)(K)*	Instructions to Electronic Election Form.

99.(a)(1)(L)*	Form of Stock Option Amendment and Bonus Agreement.

99.(a)(1)(M)*	Form of Acknowledgement of Receipt of Withdrawal Form.

99.(a)(1)(N)*	Form of Withdrawal Form (to withdraw via facsimile or mail).

99.(a)(1)(O)*	Form of E-mail Reminder of Expiration Date.

99.(a)(1)(P)*	Form of Election Form (to submit via facsimile).

99.(a)(1)(Q)*	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Commitment to Pay Cash Bonus.

99.(a)(1)(R)*	Form of E-mail to Individuals Choosing not to Tender Eligible Options.

99.(a)(1)(S)*	Material Income Tax Consequences for Eligible Optionees Resident Outside the United States.

99.(a)(1)(T)	VeriSign, Inc. Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2007 is incorporated herein by reference.

99.(a)(1)(U)	VeriSign, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007, filed with the SEC on July 16, 2007, is incorporated herein by reference.

99.(a)(1)(V)*	PowerPoint Employee Presentation Materials, dated July 27, 2007.

99.(b)	Not applicable.

99.(d)(1)(A)	VeriSign, Inc. 1998 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.04 to Form 10-K, filed with the SEC on March 16, 2005.

99.(d)(1)(B)	VeriSign, Inc. 1998 Equity Incentive Plan Form of Stock Option Agreement is incorporated herein by reference from Exhibit 10.09 to Form S-1/A, filed with the SEC on January 1, 1998.

99.(d)(1)(C)	VeriSign, Inc. 2001 Stock Incentive Plan, is incorporated herein by reference from Exhibit 10.08 to Form 10-K, filed with the SEC on March 31, 2003.

99.(d)(1)(D)	VeriSign, Inc. 2001 Stock Incentive Plan Form of Stock Option Agreement is incorporated herein by reference from Exhibit 4.05 to Form S-8, filed with the SEC on September 21, 2001.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously Filed

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